Willkommen

PROFIT AND LOSS

May 15 - December 31, 2019

	TOTAL
Income	
4000. Gross Sales	102,046.81
4100. Food Sales	1,712.00
4101. Food - In house	462,240.09
4104. Food Discounts and Comps	-18,920.51
4105. Catering sales	840.00
Total 4100. Food Sales	**445,871.58**
4200. Beer Sales	
4201. Beer - In house	331,733.50
4202. Beer Discounts & Comps	-9,313.92
Total 4200. Beer Sales	**322,419.58**
4300. Wine Sales	144.00
4301. Wine - In house	41,862.00
Total 4300. Wine Sales	**42,006.00**
4400. Beverage Sales	
4401. Beverage - In house	21,376.00
4402. Beverage Discounts and Comps	-712.50
Total 4400. Beverage Sales	**20,663.50**
4500. Merch Sales	168.25
4600. Event Income	667.57
4900. SF Healthy Surcharge	32,823.40
Total 4000. Gross Sales	**966,666.69**
Uncategorized Income	0.00
Total Income	**$966,666.69**
Cost of Goods Sold	
5100. Cost of Goods Sold	11,817.78
5200. Food COGS	196.22
5201. Bakery	6,501.87
5202. Dairy	6,150.01
5203. Grocery	53,315.73
5204. Meat	50,547.87
5205. Produce	9,721.55
Total 5200. Food COGS	**126,433.25**
5300. Beer COGS	
5301. BHB Beer COGS	86,086.07
5302. Guest Beer COGS	16,969.30
5403. Beer CO2	944.00
Total 5300. Beer COGS	**103,999.37**

Willkommen

PROFIT AND LOSS

May 15 - December 31, 2019

	TOTAL
5400. Wine COGS	
5401. Wine COGS	12,127.61
Total 5400. Wine COGS	**12,127.61**
5500. Beverage COGS	
5501. Beverage COGS	3,964.79
Total 5500. Beverage COGS	**3,964.79**
Total 5100. Cost of Goods Sold	**258,342.80**
Total Cost of Goods Sold	**$258,342.80**
GROSS PROFIT	**$708,323.89**
Expenses	
6000. Payroll	
6100. Payroll - BOH	10,796.74
6110. Salaries - BOH	92,224.27
6120. Payroll Taxes - BOH	12,928.90
Total 6100. Payroll - BOH	**115,949.91**
6200. Payroll - FOH	
6210. Salaries - FOH	96,428.24
6220. Payroll Taxes - FOH	19,948.66
6230. Benefits FOH	558.88
Total 6200. Payroll - FOH	**116,935.78**
6300. Payroll - Gen.	
6309. Officer's Wage	0.00
6310. Manager's Payroll	59,388.55
6315. Janitorial Payroll	2,411.73
6320. Payroll Tax Expense - Gen.	5,182.25
Total 6300. Payroll - Gen.	**66,982.53**
6400. Payroll Related	
6410. Worker's Compensation	4,540.20
6420. Payroll Process Fees	3,839.00
Total 6400. Payroll Related	**8,379.20**
Total 6000. Payroll	**308,247.42**
7000. Controllable Expenses	
7000. Direct Operating Expenses	
7010. Restaurant Supplies	12,908.31
7020. Paper Product Purchase	2,845.44
7030. Janirorial Supply Purchase	4,042.42
7040. Laundry/Linen	3,981.32
Total 7000. Direct Operating Expenses	**23,777.49**

Willkommen

	TOTAL
7100. Advertising & Marketing	
7110. Advertising and Promotion	7,412.03
7120. Outside Services	286.00
7130. Print/Menu	275.11
7150. Sound/Entertainment	179.92
Total 7100. Advertising & Marketing	**8,153.06**
7200. General & Administrative Exp.	
7210. Automobile Expense	412.37
7213. Merchant Service Fee	28,748.41
7215. Bank Charges & Fees	115.33
7216. Interest and Finance Charges	414.94
7217. Cash Over/Under	0.00
7220. Computer Supplies	158.11
7225. Office Supplies & Software	2,361.60
7230. Office Equip. Repairs & Maint.	431.63
7240. Office Expenses	1,614.23
7250. Meals & Entertainment	526.53
7270. Parking & Toll	577.34
7280. Postage & Delivery	176.40
7285. Publications & Subscriptions	1,153.59
7295. Travel	267.01
Total 7200. General & Administrative Exp.	**36,957.49**
7300. Outside Service	
7310. Cleaning	15,022.58
7320. Contractors	4,038.00
7340. Accounting	14,799.98
7350. Food License Fee	27,500.00
Total 7300. Outside Service	**61,360.56**
7400. Repairs and Maintenance	
7405. Building Repairs & Maintenance	3,052.30
7410. Equipment Repairs and Maintenance	1,709.01
7420. Pest Control	855.00
Total 7400. Repairs and Maintenance	**5,616.31**
Total 7000. Controllable Expenses	**135,864.91**
8000. Non-Controllable Expenses	
8100. Occupancy	
8120. Equipment Rental	1,115.91
8130. Licenses and Permits	2,151.25
8140. Rent & Lease	83,741.59
Total 8100. Occupancy	**87,008.75**

Willkommen

PROFIT AND LOSS

May 15 - December 31, 2019

	TOTAL
8300. Utilities	
8310. Electricity	444.30
8320. Gas	3,102.07
8330. Waste Removal	52.81
8350. Telecommunication	5,428.65
Total 8300. Utilities	**9,027.83**
Total 8000. Non-Controllable Expenses	**96,036.58**
Total Expenses	**$540,148.91**
NET OPERATING INCOME	**$168,174.98**
Other Income	
8500. Other Income	5,838.19
8510. Interest Income	2.30
Total 8500. Other Income	**5,840.49**
Total Other Income	**$5,840.49**
Other Expenses	
9000. Other Expenses	
9015. Guaranteed Payment	23,100.00
Total 9000. Other Expenses	**23,100.00**
Total Other Expenses	**$23,100.00**
NET OTHER INCOME	**$ -17,259.51**
NET INCOME	**$150,915.47**